Exhibit 99.2

YY Announces Completion of Acquisition of BIGO

GUANGZHOU, China, March 5, 2019 -- YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a leading live streaming social media platform in China, today announced its recent acquisition of the remaining approximately 68.3% of all the issued and outstanding shares of Bigo Inc (“Bigo”) from the other shareholders of Bigo, including Mr. David Xueling Li, Chairman and acting CEO of YY, for an aggregate purchase price of US$1,452,778,383, comprising of US$343,061,583 in cash, 38,326,579 Class B common shares of YY issued to Mr. Li and 313,888,496 Class A common shares of YY issued to Mr. Li and other selling shareholders of Bigo. Prior to the transaction, the Company owned approximately 31.7% of all the issued and outstanding shares of Bigo on a fully diluted and as-converted basis. Mr. Li's total voting power in YY remains largely the same before and after the transaction. The amount and form of the purchase price was discussed and agreed upon between YY and all the selling shareholders of Bigo in the recent months. YY negotiated other terms of the transaction with the shareholders of Bigo unrelated to YY. The transaction was approved by the independent audit committee of YY’s board of directors, which considered the arms length negotiation background as well as the fairness analysis conducted by its advisor China Renaissance Securities (Hong Kong) Limited, and was approved by YY’s board of directors. The transaction was completed today after satisfaction of all the closing conditions. Lazard is acting as financial advisor to the Company.

Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns BIGO LIVE, a leading global live streaming platform excluding China, LIKE, a leading short form video social platform worldwide, and other social apps. Bigo has created a video-based online community for global young generation users. It has established footprints with a strong presence in South-Eastern Asia, Southern Asia, the Middle East and America, paving the way for further global expansion.

Mr. David Xueling Li, Chairman and acting Chief Executive Officer of YY, stated, “we are very excited to announce the completion of the acquisition of Bigo. It is an important milestone for YY group which demonstrated our confidence and commitment to the globalization strategy. Bigo has delivered both rapid user growth and significant monetization progress in 2018, making it one of the fastest growing internet companies worldwide. While BIGO LIVE is consolidating its leadership in entertainment live streaming market outside China, LIKE also experiences tremendous user growth and user time spent increase in short form video market. The combination of YY’s and Bigo’s unparalleled businesses and services in both China and overseas will enable us to create enhanced live streaming content, expand our global footprint, and offer world-class user experiences for our global user community. As a result, we will be well positioned to become a world leading video-based social media platform.”

About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real-time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the live streaming social media market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

YY Inc. Matthew Zhao Tel: +86 (20) 8212-0000 Email: IR@YY.com	ICR, Inc. Jack Wang Tel: (+1) 646 915-1611 Email: IR@YY.com